UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 50)*
OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Name of Issuer)
Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)
68370R 10 9

(CUSIP Number)
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 2, 2009

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe
Tower 42, Level 35
25 Old Broad Street
London EC2N 1HQ
England
44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(1)1,916,725 of such shares are represented by 38,334,500 American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(2)1,916,725 of such shares are represented by 38,334,500 American Depositary Receipts. The Reporting Person disclaims beneficial ownership of all shares and American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(3)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(3)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(3)1,916,725 of such shares are represented by 38,334,500 American Depositary Receipts. The Reporting Person disclaims beneficial ownership of all shares and American Depositary Receipts.

SCHEDULE 13D
Item 1. Security and Issuer
     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 49, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.
     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.
Item 2. Identity and Background
     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
     (c)      Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.
     (d)      During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Advokatene i Telenor

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     (d)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Name and Business Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Sigurd Endre Kjosnes Hansen (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Harald Johan Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson AB; Member of the Boards of ConocoPhillips and Petroleum Geo-Services ASA; and Chairman of the Board of Telenor ASA

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS; former Managing Director of Midelfart; and former President of TeliaSonera Norway (NetCom AS)

Kjersti Kleven (Ulsteinvik, Norway)	Norway	Joint-owner of John Kleven AS

Olav Volldal (Kongsberg, Norway)	Norway	Chief Executive Officer of Kongsberg Automotive Holding ASA; and Member of the Boards of Elopak AS, Cappelen Holding and NCE Kongsberg

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation

Sanjiv Ahuja (London, United Kingdom)	USA	Chairman of Augere; and former Chairman and CEO of Orange SA

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Vice President of E.ON Ruhrgas AG; Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

May Krosby (Hagan, Norway)	Norway	Employee Representative
      EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Head of Telenor in Asia; and Chief Executive Officer of Telenor Mobile Holding AS

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor Broadcast; Chief Executive Officer of Telenor Broadband Services AS; and Chairman of the Board of Canal Digital AS

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in the Nordic Region; and Head of Norwegian Market of Telenor ASA

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile Communications AS

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President and Head of Human Resources of Telenor ASA

Hilde Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Group Communications of Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of the Transaction
     Item 4 Summary
     As previously disclosed in Amendment No. 36 to this Statement, on June 2, 2006, Telenor ASA entered into a master confirmation (the “Swap Agreement”) with ING Bank N.V., London Branch (“ING”) providing for a total return equity swap (the “Swap Transaction”) in respect of up to 8,130,000 American Depositary Receipts of VimpelCom (“ADRs”) (evidencing up to 2,032,500 shares of Common Stock of VimpelCom). During the period from June 2, 2006 to September 30, 2006, ING executed and delivered to Telenor ASA supplemental confirmations in respect of 8,114,300 ADRs acquired by ING (the “Underlying ADRs”) under the Swap Agreement. As disclosed in Amendment No. 41 to this Statement, on March 30, 2007, ING, Telenor ASA and Telenor East Invest entered into an assignment, novation and amendment agreement (the “Assignment Agreement”), pursuant to which Telenor ASA transferred all of its rights and obligations under the Swap Agreement to Telenor East Invest. In addition, Telenor ASA and ING entered into a guarantee agreement (the “Guarantee”), pursuant to which Telenor ASA agreed to unconditionally and irrevocably guarantee the payment and performance of Telenor East Invest’s obligations under the Swap Agreement.
     As disclosed in Amendment No. 42 to this Statement, on May 11, 2007, Telenor East Invest and ING entered into an amendment agreement (the “Second Amendment Agreement”), pursuant to which Telenor East Invest and ING agreed to further amend the Swap Agreement to provide for physical settlement in respect of 7,666,900 of the Underlying ADRs acquired by ING under the Swap Agreement (then equivalent to 1,916,725 shares of Common Stock of VimpelCom) and to extend the Swap Agreement until June 2, 2008 in respect of 447,400 of Underlying ADRs that remain subject to the Swap Agreement. Under the terms of the Second Amendment Agreement, Telenor East Invest agreed to acquire 7,666,900 ADRs from ING for $97.15261 per ADR. On May 11, 2007, Telenor East Invest paid ING for such ADRs, and ING transferred such ADRs to Telenor East Invest.
     On August 8, 2007, VimpelCom filed a Form 6-K with the Securities and Exchange Commission in which VimpelCom announced a change in the ratio of its ADRs from four ADRs for one common share to 20 ADRs for one common share, effective August 21, 2007. To implement the ratio change, VimpelCom ADR holders of record at the close of business on August 17, 2007 received four additional ADRs for every ADR held. As a consequence of this change, the number of Underlying ADRs subject to the Swap Agreement increased from 447,400 to 2,237,000.
     As disclosed in Amendment No. 48 to this Statement, on March 12, 2008, Telenor East Invest and ING entered into an amendment agreement (the “Third Amendment Agreement”), pursuant to which Telenor East Invest and ING agreed to amend the termination provisions of the Swap Agreement to provide for optional monthly termination by either party on certain specified dates and to extend the Swap Agreement until June 1, 2009 in respect of the 2,237,000 Underlying ADRs that remain subject to the Swap Agreement.
     On June 2, 2009, Telenor East Invest and ING entered into an amendment agreement (the “Fourth Amendment Agreement”) with a trade date of June 1, 2009, pursuant to which Telenor East Invest and ING agreed to extend the Swap Agreement until June 2, 2010 in respect of the 2,237,000 Underlying ADRs that remain subject to the Swap Agreement. The Fourth Amendment Agreement

provides for optional monthly termination by either party on certain specified dates.
     Telenor East Invest entered into the Fourth Amendment Agreement in order to continue to partially hedge itself against further increases in the price of VimpelCom ADRs.
     After giving effect to the Fourth Amendment Agreement, under the Swap Agreement, Telenor East Invest will continue to make payments to, or receive payments from, ING that reflect the total return on the notional value of the remaining Underlying ADRs until June 2, 2010 (unless the Swap Transaction is fully terminated prior to such date), including receiving amounts equivalent to 85% of the amount of any dividends paid during the term of the Swap Transaction, and Telenor East will make payments to ING equivalent to a floating rate of interest on a notional principal amount equal to the aggregate notional value of the remaining Underlying ADRs. The Swap Agreement will continue to provide only for cash settlement with respect to the remaining Underlying ADRs. Neither Telenor East Invest nor any of the other Reporting Persons shall have any voting or investment power with respect to any of the remaining Underlying ADRs, and Telenor East Invest and each of the other Reporting Persons disclaim beneficial ownership of any such securities.
     Other than the Second Amendment Agreement, the Third Amendment Agreement, the Fourth Amendment Agreement, the Guarantee and the Swap Agreement (which incorporates by reference the 2002 ISDA Master Agreement and Schedule dated March 30, 2007 between ING and Telenor East Invest), none of the Reporting Persons has any contracts, arrangements, understandings or relationships with ING with respect to the Underlying ADRs subject to the Swap Agreement.
     The preceding summary of the Second Amendment Agreement, the Third Amendment Agreement, the Fourth Amendment Agreement, the Guarantee, the Swap Agreement and the Swap Transaction is not intended to be completed and is qualified in its entirety by reference to the full text of the Fourth Amendment Agreement, a conformed copy of which is attached hereto as Exhibit 99.1, the full text of the Third Amendment Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 48 to this Statement, the full text of the Second Amendment Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 42 to this Statement, the full text of the Assignment Agreement and the Guarantee, conformed copies of which are attached as Exhibit 99.1 and 99.2, respectively, to Amendment No. 41 to this Statement, and the full text of the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 36 to this Statement, each of which is incorporated herein by reference.

     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As described in Item 4 hereof, which is incorporated by reference herein in its entirety, on June 2, 2009, Telenor East Invest and ING entered into the Fourth Amendment Agreement.
     In addition to the Swap Transaction previously described in the Statement, the Reporting Persons may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1 through 50 hereto (inclusive), or as set forth herein, neither Telenor East Invest, Telenor Mobile Holding AS or Telenor ASA, nor to the best of Telenor East Invest’s, Telenor Mobile Holding AS’s or Telenor ASA’s knowledge, any of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

99.1.	Fourth Amendment Agreement dated June 2, 2009 between ING Bank, N.V., London Branch and Telenor East Invest AS

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: June 2, 2009

TELENOR EAST INVEST AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact